Exhibit 16.1

July 8, 2020

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of Hycroft Mining Holding Company (formally known as Mudrick Capital Acquisition Corporation) included under Item 4.01 (a) of its Form 8-K dated July 8, 2020. We agree with the statements concerning our Firm under Item 4.01 (a), in which we were informed of our dismissal on July 8, 2020, following completion of the Company’s review for the period ended March 31, 2020, which consists only of the accounts of the pre-merger Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

New York, New York